Exhibit (a)(5)(i)

XBiotech Commences Tender Offer to Purchase up to $80,000,000 Worth of Its Shares

AUSTIN, Texas, May 17, 2023 (GLOBE NEWSWIRE) – Xbiotech Inc. (NASDAQ: XBIT) (“Xbiotech”) announced today that it commenced a “modified Dutch auction” issuer tender offer to purchase up to $80,000,000 in value of its common shares, or such lesser number of common shares as are properly tendered and not properly withdrawn, at a price not greater than $4.00 nor less than $3.80 per common share, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is made upon the terms and subject to the conditions described in an offer to purchase dated May 17, 2023, the related letter of transmittal and the website established for purposes of effectuating the Offer. The closing price of XBiotech’s common shares on the NASDAQ Global Select Market on May 17, 2023, the last trading day before the commencement of the Offer, was $3.48 per share. The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on June 15, 2023, unless the Offer is extended.

XBiotech believes that the Offer represents an efficient mechanism to provide XBiotech’s shareholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment in XBiotech if they so elect. The Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without the potential disruption to XBiotech’s share price.

The Offer is not contingent upon obtaining any financing. However, the Offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the Offer are contained in the offer to purchase, the letter of transmittal, the offer website and the related materials. The offer to purchase, the letter of transmittal (which contains information on how to access the offer website) and the related materials are being mailed to shareholders of record.

None of XBiotech, the members of its board of directors (including the Independent Committee of its board of directors who authorized the Offer), the information agent or the depositary makes any recommendation as to whether any shareholder should participate or refrain from participating in the Offer or as to the price or prices at which shareholders may choose to tender their shares in the Offer.

Computershare Trust Company, N.A. will serve as the depositary for the Offer and Georgeson LLC will serve as information agent for the Offer. Shareholders with questions, or who would like to receive additional copies of the Offer documents may call or email the information agent for the Offer at (877) 278-4775 or XBiotech@georgeson.com.

About XBiotech

XBiotech is a biosciences company dedicated to pioneering the discovery, development and commercialization of therapeutic antibodies based on its True HumanTM antibody proprietary technology. XBiotech is currently advancing a pipeline of antibody therapies to redefine the standards of care in oncology, inflammatory conditions, and infectious diseases. Headquartered in Austin, Texas, XBiotech is also leading the development of innovative biotech manufacturing technologies designed to more rapidly, cost-effectively and flexibly produce therapies urgently needed by patients worldwide. For more information, visit http://www.xbiotech.com.

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell XBiotech common shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell XBiotech common shares or any other securities. XBiotech has filed today a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, and the website established for purposes of effectuating the offer, in each case as amended from time to time. Shareholders should read carefully the offer to purchase, letter of transmittal and related materials, as filed and as may be amended from time to time, and the offer website, as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that XBiotech has filed or will be filing with the SEC at the SEC’s website at www.sec.gov or from XBiotech’s website at www.xbiotech.com. In addition, free copies of these documents may be obtained by contacting Georgeson LLC, the information agent for the Offer, at (877) 278-4775 or XBiotech@georgeson.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including declarations regarding management’s beliefs and expectations that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “could,” “expects,” “plans,” “contemplate,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “intend” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties are subject to the disclosures set forth in the “Risk Factors” section of certain of XBiotech’s SEC filings. Forward-looking statements are not guarantees of future performance, and XBiotech’s actual results of operations, financial condition and liquidity, and the development of the industry in which XBiotech operates, may differ materially from the forward-looking statements contained in this press release. Any forward-looking statements that XBiotech makes in this press release speak only as of the date of this press release. XBiotech assumes no obligation to update its forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release.

Contact

Wenyi Wei

wwei@xbiotech.com

Tel: 512-386-2900